WELSIS CORP.

Bulevar Mihajla Pupina 115

Belgrade, Serbia 11070

April 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Sasha Parikh and Al Pavot

Gary Guttenberg and Jeffrey Gabor

Division of Corporation Finance

Office of Life Sciences

Re:

Welsis Corp.

Registration Statement on Form S-1

Filed December 13, 2021

File No. 333-261614

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Welsis Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-261614), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on April 14, 2022, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Welsis Corp.

/s/ Danilo Vukadinovic

Danilo Vukadinovic,

President, Chief Executive Officer, and Director